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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)*


                         Mendocino Brewing Company, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                ------------------------------------------------
                         (Title of Class of Securities)


                                    586579104
                ------------------------------------------------
                                 (CUSIP Number)


                               Sara Finigan, Esq.
                       Coblentz, Patch, Duffy & Bass, LLP
                          222 Kearny Street, 7th Floor
                         San Francisco, California 94108
                                  415/391-4800
                ------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 14, 2004
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         NAME OF REPORTING PERSON
 1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         United Breweries of America, Inc. ("UBA")
         68-0393017
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
 3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS*
 4       OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5       N.A.                                                             [_]
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
 6       Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7
         NUMBER OF              4,403,862 shares of common stock, except that
                                Dr. Vijay Mallya ("Mallya") may be deemed to
                                have shared power to vote these shares because
         SHARES                 UBA is owned by a foreign corporation, the
                                ownership of which is controlled by fiduciaries
                                who may exercise discretion in favor of Mallya
         BENEFICIALLY           among others. Such shares include 1,316,044
                                shares that are issuable upon the conversion of
                                the principal amount, together with the accrued
         OWNED BY               but unpaid interest, of the convertible notes
                                issued to UBA.
                                ------------------------------------------------
         EACH                   SHARED VOTING POWER
                           8
                                See response to Row 7.
         REPORTING              ------------------------------------------------
                                SOLE DISPOSITIVE POWER
                           9
         PERSON                 4,403,862 shares of common stock, except that
                                Mallya may be deemed to have shared power to
                                dispose of these shares because UBA is owned by
         WITH                   a foreign corporation, the ownership of which is
                                controlled by fiduciaries who may exercise
                                discretion in favor of Mallya among others. Such
                                shares include 1,316,044 shares that are
                                issuable upon the conversion of the principal
                                amount, together with the accrued but unpaid
                                interest, of the convertible notes issued to
                                UBA.
                                ------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10
                                See response to row 9.
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11      4,403,862  shares
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12      N.A.                                                             [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13      35.0%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 14      CO
--------------------------------------------------------------------------------

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         NAME OF REPORTING PERSON
 1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Dr. Vijay Mallya ("Mallya")
         N.A.
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
 3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS*
 4       OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5       N.A.                                                             [_]
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
 6       India
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7
         NUMBER OF              0
                                ------------------------------------------------
                                SHARED VOTING POWER
         SHARES
                           8
                                9,903,862 shares of common stock, all of which
         BENEFICIALLY           are directly owned by either UBA or Inversiones
                                Mirabel, S.A., a Panamanian corporation
                                ("Inversiones"). Such shares include 1,316,044
         OWNED BY               shares that are issuable upon the conversion of
                                the principal amount, together with the accrued
                                but unpaid interest, of the convertible notes
         EACH                   issued to UBA. Mallya may be deemed to be a
                                beneficial owner of UBA and Inversiones because
                                each such entity is owned by a foreign entity,
         REPORTING              the ownership of which is controlled by
                                fiduciaries who may exercise discretion in favor
                                of Mallya among others. Accordingly, Mallya may
         PERSON                 be deemed to have shared power to vote these
                                shares. Inversiones' interest in the Issuer's
                                common stock is reported on a separate Schedule
         WITH                   13D.
                                ------------------------------------------------
                                SOLE DISPOSITIVE POWER
                           9
                                0
                                ------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10
                                9,903,862 shares of common stock, all of which
                                are directly owned by UBA and Inversiones. Such
                                shares include 1,316,044 shares that are
                                issuable upon the conversion of the principal
                                amount, together with the accrued but unpaid
                                interest, of the convertible notes issued to
                                UBA. Mallya may be deemed to be a beneficial
                                owner of UBA and Inversiones because each such
                                entity is owned by a foreign entity, the
                                ownership of which is controlled by fiduciaries
                                who may exercise discretion in favor of Mallya
                                among others. Accordingly, Mallya may be deemed
                                to have shared power to dispose of these shares.
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11      9,903,862 shares
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12      N.A.                                                             [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13      78.7%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 14      IN
--------------------------------------------------------------------------------

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United Breweries of America, Inc., a Delaware corporation (the "Reporting
Person") and Dr. Vijay Mallya ("Mallya") hereby amend the single joint statement on Schedule 13D as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, and 10 (collectively the "Schedule 13D") filed with the Securities and Exchange Commission with respect to certain shares of common stock ("Common Stock"), no par value, and certain convertible notes of Mendocino Brewing Company, Inc. (the "Issuer"), as follows:


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The sixth paragraph of Item 3 is amended to read, in its entirety, as follows:

The Reporting Person agreed at a regularly scheduled meeting of the Board of Directors of the Issuer, to increase the maximum principal amount of the existing credit facility from $1,200,000 to $1,600,000. All of the other terms and conditions of the credit facility shall remain the same. On April 28, 2000, September 11, 2000, September 30, 2000, December 31, 2000, February 12, 2001, and July 1, 2001 the Issuer made draws of the credit facility in the amounts of $151,317.59, $300,000, $19,938, $5,031, $317,677.94, and $6,279.54,
respectively. On February 14, 2002, The Reporting Person and the Issuer entered into an Extension of Term of Notes Under Master Line of Credit Agreement, as amended in August of 2002, March of 2003, August of 2003, and August of 2004 (the "Extension Agreement"). Pursuant to the Extension Agreement, the terms of all of the notes made under the credit facility have been extended until August 31, 2005. Accrued but unpaid interest on such notes totaled approximately $458,700 as of August 14, 2004. Accordingly, the aggregate amount drawn on the credit facility as shown in this paragraph and the paragraph immediately preceding it, together with accrued interest thereon, is equal to approximately $1,974,100 as of August 14, 2004.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of Item 5(a) is amended to read, in its entirety, as follows:

(a) See responses to Rows 7, 8, 9, and 10 for each of the Reporting Person and Mallya. As of August 14, 2004, the Reporting Person beneficially owns 4,403,862 shares of the Issuer's Common Stock, which constitute approximately 35.0% of the shares of the Issuer's Common Stock that would be outstanding following such a conversion.

Inversiones is the beneficial owner of 5,500,000 shares of the Issuer's Common Stock.

Dr. Mallya may be deemed to have a shared power to vote and dispose of 9,903,862 shares of the Issuer's Common Stock because approximately 97% of the Reporting Person is owned by a foreign corporation, and the shares of such foreign corporation and Inversiones are controlled by fiduciaries who may exercise discretion in favor of Mallya amongst others. The 9,903,862 shares constitute approximately 78.7% of the shares of Common Stock that would be outstanding following such a conversion.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Fourth Amendment to Extension of Term of Notes Under Master Line of Credit Agreement, dated August 14, 2004, between the Reporting Person and the Issuer. Such Fourth Amendment to Extension of Term of Notes Under Master Line of Credit Agreement is incorporated herein by reference.

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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        August 14, 2004             UNITED BREWERIES OF AMERICA, INC.
-------------------------------



                                    By:    /s/ Dr. Vijay Mallya
                                        ----------------------------------------
                                    Name:  Dr. Vijay Mallya
                                    Title: Chairman and Chief Executive Officer




                                    DR. VIJAY MALLYA


                                           /s/ Dr. Vijay Mallya
                                    --------------------------------------------
                                           Dr. Vijay Mallya





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                               CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)








                                                       Found on Sequentially
Exhibit No.                                               Numbered Pages
-----------                                               --------------
1.   Fourth Amendment to Extension of Term                      6
     of Notes Under Master Line of Credit
     Agreement dated as of August 14, 2004